UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clever Leaves Holdings Inc.

(Name of Issuer)

Common shares without par value

(Title of Class of Securities)

186760104

(CUSIP Number)

George J. Schultze

c/o Schultze Special Purpose Acquisition Sponsor, LLC

800 Westchester Avenue, Suite S-632

Rye Brook, NY 10573

(914) 701-5260

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 186760104	SCHEDULE 13D	Page 1 of 4 Pages

1	NAME OF REPORTING PERSONS Schultze Special Purpose Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,248,844
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,248,844
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,248,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 186760104	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS George J. Schultze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,255,313
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,255,313
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,255,313
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 186760104	SCHEDULE 13D	Page 3 of 4 Pages

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on December 28, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of Schultze Special Purpose Acquisition Sponsor, LLC (the “Sponsor”) and George J. Schultze (collectively, the “Reporting Persons”), with respect to the common shares without par value (“Common Shares”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), as amended by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”) filed with the SEC on February 7, 2022 (the Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 2 is filed not as a result of any transaction by the Reporting Persons, but rather to report a reduction in the percentage of the Common Shares beneficially owned by the Reporting Persons resulting solely from an increase in the aggregate number of outstanding Common Shares, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 30, 2023 (the “2022 Form 10-K”), as a result of issuances by the Issuer of Common Shares to parties other than the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As described in Item 4, the Sponsor and Mr. Schultze may be deemed the beneficial owners of 2,248,844 and 2,255,313 Common Shares, respectively, representing approximately 5.0% and 5.1% of the outstanding Common Shares, respectively. The aggregate percentage of Common Shares beneficially owned by each of the Reporting Persons is calculated based upon 44,577,483 Common Shares outstanding as of March 27, 2023, as reported in the 2022 Form 10-K.

CUSIP No. 186760104	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2023

SCHULTZE SPECIAL PURPOSE ACQUISITION SPONSOR, LLC

By:	Schultze Asset Management, LP, its manager

By:	Schultze Asset Management GP, LLC, its
general partner

By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

/s/ George J. Schultze
George J. Schultze